Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces results of Lobo-Marte pre-feasibility study

Project adds 6.4 million gold reserve ounces in Chile

Statement on Forward-Looking Information located at the end of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, July 15, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) today announced the results of a pre-feasibility study (“PFS”) for its Lobo-Marte project in Chile.

Lobo-Marte offers the potential of a cornerstone asset with attractive all-in sustaining costs1, 2 to enhance Kinross’ long-term production profile. The project adds a significant 6.4 million gold ounces, representing an approximately 25% increase, to the Company’s 2019 year-end mineral reserve estimates in a favourable mining jurisdiction. The reserve addition also increases Kinross’ reserve life index3 by approximately 2.5 years.

The PFS estimate includes total life of mine production of approximately 4.5 million Au oz., average cost of sales of $545 per Au oz.1, 2 and average all-in sustaining cost of sales of $745 per Au oz.1, 2 during a 15-year mine life, which includes 12 years of mining followed by three years of residual processing. The project has attractive grades and a low estimated strip ratio, in part due to historical stripping completed at the Marte pit.

Lobo-Marte pre-feasibility study highlights
Life of mine production (million Au oz.)	4.5
Life of mine ore processed (million tonnes)	147
Average grade processed (Au g/t)	1.35
Strip ratio	2.2
Average production cost of sales (per Au oz.)[1,2]	$545
Average all-in sustaining costs (per Au oz.)[1,2]	$745
Average recovery rate Au	71%
Average processing cost (per tonne)	$9.85
Average mining cost (per tonne mined)[4]	$2.20
Life of mine average G&A costs (million per year)	$30

The PFS contemplates an open pit, heap leach and SART (Sulphidization, Acidification, Recycling and Thickening) plant operation using rope conveyors and mining the Marte and Lobo deposits in succession. Kinross has previously used SART technology successfully in the region. Subject to a positive development decision, the PFS estimates Lobo-Marte project construction beginning in 2025, with first production expected in 2027. Production would commence after the conclusion of mining at the Company’s La Coipa project, which is located approximately 50 kilometres northwest of Lobo-Marte, and where the Company is continuing to explore opportunities to extend mine life.

“The Lobo-Marte project provides Kinross with an excellent, organic development option that has attractive all-in sustaining costs and offers substantial upside leverage to the gold price, without increasing project cost requirements and risk,” said J. Paul Rollinson, Kinross President and CEO. “The project represents a potential synergistic, long-term mine life extension in a favourable mining jurisdiction and delivers a significant 6.4 million ounce addition to our current gold reserve estimates, increasing the Company’s overall reserve mine life. As we move forward with the feasibility study for this longer-term project, we will continue to prioritize balance sheet strength and disciplined capital allocation.”

1 Throughout this news release, estimated all-in sustaining cost (per Au oz.) excludes corporate overhead costs. This metric and production cost of sales (per Au oz.) are non-GAAP measures and are not defined under International Financial Reporting Standards. Refer to “Reconciliation of non-GAAP financial measures” section in the Company’s Q1 2020 MD&A.

2 Production cost of sales and all-in sustaining cost of sales figures are calculated with copper production applied as a by-product credit (see footnote 8) and incorporates a 1.05% NSR royalty (which is capped at $40 million) owned by Sandstorm Gold Royalties.

3 Calculated as estimated 2019 proven and probable gold reserves divided by 2019 gold production.

4 Average mining cost per tonne mined includes capitalized stripping costs of $1.10 per tonne (approximately $45 million per year).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company plans to commence a feasibility study later this year, with scheduled completion in Q4 2021. The feasibility study is expected to provide the detailed engineering and project description required for permitting and submission of an Environmental Impact Assessment.

Strong upside to gold price

Lobo-Marte’s economics are leveraged to the price of gold, as the PFS mine plan and estimated net present value (NPV) and internal rate of return (IRR) at various gold prices are based on pit designs using a $1,200/oz. gold price. Since the project also assumes the same pit designs at higher gold prices, the project is expected to realize upside value and increase margins at higher gold prices without having to increase stripping or cost estimates, thereby reducing risk and providing downside protection.

Lobo-Marte IRR and NPV estimates based on pit designs using $1,200/oz. gold price*
	Kinross reserve price $1,200/oz.	Consensus long-term price ~$1,500/oz.	Spot price ~$1,800/oz.
IRR[1]	7%	14%	21%
NPV[2]	$150 million	$770 million	$1,355 million

*Key assumptions include: $1,200/oz. gold price, $45/bbl oil price, 800 Chilean peso to the U.S. dollar, and $2.40/lb copper price.

The initial estimated capital cost for the project is $765 million, plus approximately $230 million in contingency. The estimated capital costs includes mine equipment, crushing and storage facilities, conveyors, and site utilities and infrastructure. Sustaining infrastructure costs are expected to average approximately $30 million per year over the life of the operation, while sustaining capitalized stripping costs are expected to average approximately $45 million per year over 12 years of mining3.

Lobo-Marte initial capital cost estimates	(millions)
Mine equipment	$100
Site development	$205
Process facilities	$210
Heap leach	$70
Indirect and other	$180
Sub-total	$765
Contingency	$230
Total	$995

The go-forward decision on the project will depend on a range of factors, including the gold price environment and projections, expected economic returns, permitting, various technical and other considerations, Kinross’ capital priorities, and maintaining the Company’s balance sheet strength.

1 Calculated from January 1, 2024.

2 Based on a 5% discount rate and calculated from January 1, 2024.

3 Included in $2.20 per tonne mining cost.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Lobo-Marte Mineral Reserve and Resource estimates[1] (At June 30, 2020)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Probable Reserves	146,771	1.36	6,394
Indicated Resources	75,738	0.74	1,796
Inferred Resources	9,637	0.67	207

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

1 For more information, see Mineral Reserve and Resource Statements notes at page four of this news release. The Lobo-Marte deposit also contains copper, and the PFS contemplates life of mine copper sales of approximately 75 million pounds based on a feed grade of 0.08% Cu and a recovery rate of 30%.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include future events and opportunities including, without limitation, statements with respect to: our estimates, expectations, forecasts and guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, cost savings, project economics (including net present value and internal rates of return) and other information contained in the feasibility study; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of the project and mining and processing activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, and environmental risks. The words “contemplate”, “continue”, “estimate”, “expect”, “feasibility”, “opportunity”, “option”, “plan”, “potential” “schedule”, “study” and “upside” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2020 and our full-year 2019 and first quarter 2020 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Lobo-Marte project being consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in Chile being consistent with its current expectations; (4) the exchange rate between the U.S. dollar and the Chilean Peso being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company; (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (10) asset impairment (or reversal) potential, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. These uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 30, 2020 and the "Risk Analysis" section of our full year 2019 and first quarter 2020 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about Lobo-Marte contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Mineral Reserve and Resource Statements notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units. Mineral resources are reported exclusive of mineral reserves.

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,400 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) The Company’s mineral reserve and mineral resource estimates as at June 30, 2020 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”,  “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to SEC Industry Guide 7 mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this presentation may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(5) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

Source: Kinross Gold Corporation

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